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                                                                    Exhibit 4.2
                        SECOND CERTIFICATE OF AMENDMENT
                                      OF
                     RESTATED CERTIFICATE OF INCORPORATION
                                      OF
                           VIISAGE TECHNOLOGY, INC.

   Viisage Technology, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

   FIRST: That the Board of Directors of the Corporation, by vote at a meeting of its members as filed with the minutes of the board, duly adopted resolutions setting forth a proposed second amendment to the Restated Certificate of Incorporation, declaring said amendment to be advisable to the stockholders of the Corporation. The resolution setting forth the proposed amendment is as follows:

"RESOLVED, that the Restated Certificate of Incorporation of this corporation be further amended by changing Section 1 of Article Fourth thereof so that, as amended, said Article shall be and read as follows:

      'Section 1. Number of shares:

      The total number of shares of capital stock which the Corporation shall have authority to issue is Forty-Seven Million (47,000,000) shares, of which
   (a) Forty-Five Million (45,000,000) shall be Common Stock, par value $0.001 per share (the "Common Stock"), and (b) Two Million (2,000,000) shall be Preferred Stock, par value $0.001 per share (the "Preferred Stock"). As set forth in this Article IV, the Board of Directors of the Corporation (the "Board of Directors") is authorized from time to time to establish and designate one or more series of Preferred Stock, to fix and determine the variations in the relative rights and preferences as between the different series of Preferred Stock in the manner hereinafter set forth in this
   Article IV, and to fix or alter the number of shares comprising any such series and the designation thereof to the extent permitted by law.

      Any and all such shares issued, and for which the full consideration has been paid or delivered, shall be deemed fully paid stock and the holder of such shares shall not be liable for any further call or assessment or any other payment thereon.

      The Board of Directors is authorized to issue, from time to time, all or any portion of the capital stock of the Corporation, of any class, which may have been authorized but not issued or otherwise reserved for issue, to such person or persons and for such lawful consideration (including property or services at their fair value), as it may deem appropriate, and generally in its absolute discretion to determine the terms and manner of any disposition of such authorized but unissued capital stock.'"

   SECOND: That thereafter, pursuant to the recommendation of the Board of Directors, the holders of a majority of the outstanding common stock of the Corporation, in accordance with Section 228 of the General Corporation Law of the State of Delaware, duly consented to and approved of the amendment.

   THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

   IN WITNESS WHEREOF, said Viisage Technology, Inc., has caused this certificate to be signed by Charles J. Johnson, Esq., its Secretary, this 19/th/ day of December, 2001.

                                               /s/ Charles J. Johnson
                                               Charles J. Johnson, Secretary